Exhibit 99.4

TECHNICAL SERVICES AGREEMENT

          DATED effective as of the Effective Date.

BETWEEN:

          JED OIL INC., an Alberta corporation (“JED”)

- and -

          ENTERRA ENERGY CORP., an Alberta corporation (“Enterra”)

     WHEREAS JED, Enterra and JMG Exploration, Inc. have entered into an Amended and Restated Agreement of Business Principles dated effective August 1, 2004, which contemplates that Enterra and JED will enter into a Technical Services Agreement for JED to provide certain administrative, management and technical services in connection with the operation and management of the Enterra Group and their respective assets, and for Enterra to provide office space under Enterra’s current lease and certain other business machines, software, equipment and office supplies;

     NOW THEREFORE THIS AGREEMENT WITNESSES THAT, in consideration of the premises and the respective covenants and agreements hereinafter set forth in this Agreement and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged the Parties do covenant and agree with one another as follows:

ARTICLE 1
INTERPRETATION

1.1	Definitions

     The following words and phrases have the following meanings when used herein:

(a)	“Acquisition” means an acquisition by any member of the JED Group, Enterra Group or JMG Group of oil and gas properties, or shares of a corporation out of the ordinary course of such entity’s business;

(b)	“Acquisition Costs” means all costs and expenses incurred by a member of the JED Group, Enterra Group or JMG Group in making any Acquisition including, without limitation, the net purchase price paid for such an Acquisition, brokers’ fees, commissions, costs of registration of conveyances of title, and costs of consultants, lawyers, landmen, engineers and other technical advisors;

(c)	“Affiliate” means any Person which:

(i)	controls either directly or indirectly a Party;

(ii)	is controlled directly or indirectly by such Party; or

(iii)	is directly or indirectly controlled by a Person;

which directly of indirectly controls such Party, or a related person, where “control” means the power, direct or indirect, of one Person to direct or cause the direction of the management on policies of another, whether by contract, through voting securities or otherwise;

(d)	“Applicable Laws” means the mandatory applicable provisions of any law, by-law, statute, regulation, rule, ordinance, policy, order or directive enacted or issued by any governmental or regulatory body or other duly constituted public authority (whether legislative, administrative or executive);

(e)	“BOE” means the number of barrels of crude oil and crude oil equivalent, determined on the basis that 6 mcf of natural gas is equivalent to one barrel of crude oil and one barrel of natural gas liquids is equivalent to one barrel of crude oil;

(f)	“Business Day” means a day, other than a Saturday, Sunday or statutory holiday, when banks are generally open in the City of Calgary, in the Province of Alberta, for the transaction of banking business;

(g)	“Confidential Information” means any and all information (whether written electronic or verbal) acquired by JED in the course of providing the JED Services hereunder, including information acquired prior to the execution of this Agreement, which shall include, without limiting the generality of the foregoing, all financial information, engineering reports, geological information, well data, prospect data, compilations, cross-sections and Seismic Data (both raw and processed data) which is or may be either applicable to or related in any way to the assets, business or affairs of any member of the Enterra Group and their respective Affiliates and which would logically be considered confidential in view of its relationship to the whole disclosure together with analyses, compilations, data studies or other documents prepared by a party containing or based upon, in whole or in part, information acquired by JED hereunder;

(h)	“Effective Date” means the 1st day of January, 2004;

(i)	“Enterra Acquisition Costs” means all costs and expenses incurred by a member of the Enterra Group in making any Acquisition including, without limitation, the net purchase price paid for such an Acquisition, brokers’ fees, commissions, costs of registration of conveyances of title, and costs of consultants, lawyers, landmen, engineers and other technical advisors;

(j)	“Enterra Assets” means the combined assets held directly or indirectly by all of the members of the Enterra Group;

(k)	“Enterra Capital Expenditures” means with respect to any period, all of the costs (including any costs reimbursed to Enterra or Enterra Partnership by the Trust) respecting the drilling, completion, equipping, abandonment or recompletion of Wells, the construction, acquisition or installation of gathering systems, batteries, plants, pipelines or other facilities, or any other operations or activities undertaken in respect of the Enterra Assets, acquisition costs of Enterra Assets acquired from time to time and all other costs relating to Enterra Assets that are “capital costs” under generally accepted accounting principles and are accrued during such period, but excluding Acquisition Costs;

(l)	“Enterra Financing Costs” means all costs and expenses incurred by a member of the Enterra Group in raising capital, by either equity or debt financing, including without limitation, brokers’ fees, banking fees, commissions, costs of regulatory compliance, and costs of consultants, lawyers, landmen, engineers and other technical advisors;

(m)	“Enterra Group” means, at any time, Enterra, Enterra Partnership, the Trust and all subsidiaries or Affiliates of Enterra now owned or acquired in the future, which at the Effective Date are Enterra Energy Partner Corp. and the Enterra Energy Commercial Trust;

(n)	“Enterra Partnership” means the Enterra Production Partnership, a general partnership created under the laws of the Province of Alberta;

(o)	“Enterra Production” means, for any period, all of Enterra’s production of Petroleum Substances from the Enterra Assets measured as BOE;

(p)	“Enterra Pro Rata Share” means, for any period, the percentage which is the average of the percentage which the Enterra Production bears to Total Production for such period and the percentage which the Enterra Capital Expenses bears to Total Capital Expenditures for such Period;

(q)	“Enterra Services” means those services to be provided by Enterra to JED hereunder, as more particularly described in Section 2.6;

(r)	“Financing Costs” means all costs and expenses incurred by a member of the JED Group, Enterra Group, or JMG Group in raising capital, by either equity or debt financing, including without limitation, brokers’ fees, banking fees, commissions, costs of regulatory compliance, and costs of consultants, lawyers, landmen, engineers and other technical advisors;

(s)	“General and Administrative Expenses” with respect to any period, means all general and administrative costs and expenses incurred by JED in such period that are reasonably and necessarily incurred by the Parties in connection with the management and administration of the business and affairs of the JED Group, the Enterra Group or the JMG Group, or the ownership, operation and maintenance of the JED Assets, the Enterra Assets or the JMG Assets, including, without limitation, costs and expenses incurred in respect of accounting, bookkeeping, rent and other leasehold expenses, land administration, engineering, travel, telephone, data processing, reporting, executive and management time and salaries, but excludes Acquisition Costs and Financing Costs;

(t)	“JED Assets” means the combined assets held directly or indirectly by all of the members of the JED Group;

(u)	“JED Capital Expenditures” means with respect to any period, all costs respecting the drilling, completion, equipping, abandonment or recompletion of Wells, the construction, acquisition or installation of gathering systems, batteries, plants, pipelines or other facilities, or any other operations or activities undertaken in respect of the JED Assets, acquisition costs of JED Assets acquired from time to time and all other costs relating to JED Assets that are “capital costs” under generally accepted account principles and are accrued during such period, but excluding Acquisition Costs;

(v)	“JED Group” means, at any time, JED and all subsidiaries or Affiliates of JED now owned or acquired in the future, which at the Effective Date is JED Oil (USA) Inc.;

(w)	“JED Production” means, for any period, the cumulative production of Petroleum Substances allocated to any member of the JED Group from the JED Assets measured as BOE [without any reference to any obligations to the Trust];

(x)	“JED Pro Rata Share” means, for any period, the percentage which is the difference between the Enterra Pro Rata Share for such period and 100%;

(y)	“JED Services” means those services to be provided by JED to Enterra hereunder, as more particularly described in Section 2.2;

(z)	“JMG/JED Technical Services Agreement” means the Technical Services Agreement dated effective January 1, 2004 between JED and JMG Exploration, Inc.;

(aa)	“JMG Acquisition Costs”, “JMG Assets”, “JMG Capital Expenditures”, “JMG Financing Costs” “JMG Group” and “JMG Production” have the meanings ascribed to those terms in the JMG/JED Technical Services Agreement, which are the same meanings with respect to the JMG Group as such terms have in this Agreement with respect to the JED Group and the Enterra Group;

(bb)	“Month” means an accounting month;

(cc)	“Parties” means, collectively, JED and Enterra and “Party” refers to either of the Parties;

(dd)	“Person” means any individual, body corporate, partnership (limited or general), trust, trustee, executor or similar official, government agency or authority or other entity;

(ee)	“Petroleum Substances” means petroleum, natural gas, crude bitumen and related hydrocarbons, and any other substances, whether gaseous, liquid or solid, and whether hydrocarbons or not, (including, without limitation, sulphur) which might be produced in association therewith, or any of them, or any constituent of any of them;

(ff)	“Seismic Data” means all records, books, documents, licences, reports and data and all sale, trading and reproduction rights associated with the seismic including, without limitation:

(i)	all permanent records of basic field data including, but not limited to, any and all microfilm or paper copies of seismic driller’s reports, monitor records, observer’s reports and survey notes and any and all copies of magnetic field tapes or conversions thereof;

(ii)	all permanent records of the processed field data including, but not limited to, any and all microfilm or paper copies of shot point maps, pre- and post-stacked record sections including amplitude, phase and structural displays, post-stack data manipulations including filters, migrations and wavelet enhancements and any and all copies of final stacked tapes and any manipulations and conversions thereof; and

(iii)	in the case of 3D seismic, in addition to the foregoing, all permanent records or bins locations, bin fold, static corrections, surface evaluations and any other relevant information;

(gg)	“Total Capital Expenditures” means the aggregate of JED Capital Expenditures, Enterra Capital Expenditures and JMG Capital Expenditures for such period;

(hh)	“Total Production” means the aggregate of JED Production, Enterra Production and JMG Production;

(ii)	“Trust” means the Enterra Energy Trust, a trust formed in accordance with the laws of the Province of Alberta;

(jj)	“Wells” means all wells which form part of the Enterra Assets, the JED Assets or the JMG Assets, as applicable.

1.2	Construction

In this Agreement, unless otherwise expressly stated:

(a)	references to “herein”, “hereby”, “hereunder”, “hereof” and similar expressions are references to this Agreement and not to any particular section, subsection or schedule;

(b)	references to an “Article”, “Section”, “subsection”, “clause” or “Schedule” are references to an Article, Section, subsection, clause or Schedule of or to this Agreement;

(c)	references to dollar amounts are references to Canadian dollar amounts;

(d)	words importing the singular shall include the plural and vice versa, words importing gender shall include the masculine, feminine and neuter genders;

(e)	words and phrases which are not defined herein but which have a generally accepted meaning in the custom and usage of the oil and gas industry in Western Canada as at the date hereof shall be given such generally accepted meaning;

(f)	the use of headings is for convenience of reference only and shall not affect the construction or interpretation hereof; and

(g)	time is of the essence.

1.3	Entire Agreement

This Agreement expresses and constitutes the entire agreement between the Parties with respect to the services to be provided by the Parties, and supersedes any previous agreements or understandings with respect thereto. This Agreement may be amended only by written instrument executed by both Parties.

ARTICLE 2
ENGAGEMENT AND APPOINTMENT

2.1	Engagement of JED by Enterra

Enterra hereby engages, appoints and grants authority to JED to perform the JED Services and JED hereby accepts such engagement, appointment and authority, all subject to the terms and conditions of this Agreement.

2.2	JED Services

Throughout the term of this Agreement, and subject to the direction of Enterra’s board of directors, JED shall furnish all personnel, equipment, materials and supervision necessary for performance of the services to be provided hereunder. The services (the “JED Services”) to be provided by or through JED are to include:

(a)	all management, operating, administrative and support services reasonably necessary or desirable to allow Enterra to carry on its business, and without limitation, shall include such services as engineering, geological and geophysical services, joint venture land activities, drilling operations, well and facility operations, marketing, corporate and business management, planning and budgeting, finance and treasury functions, accounting functions (including general, production and revenue and joint venture accounting, financial reporting, regulatory filing and reporting, corporate and commodity tax, and internal and joint venture audit), payroll, purchasing, human resources, legal services, insurance and risk management, government and regulatory affairs, computer services and information management, administrative services and record keeping, office services and leasing;

(b)	the provision by JED of officers (other than the Chief Executive Officer and Chief Financial Officer) for any and all members of the Enterra Group as required and as not appointed directly by Enterra’s board of directors; and

(c)	the provision by JED of all business machines, software, equipment and office supplies required by the Enterra Group for operations which are not provided as part of the Enterra Services to JED; and

(d)	the provision by JED of office space and parking required by the Enterra Group following the termination of the leases currently held by Enterra and being provided as part of the Enterra Services to JED.

2.3	Information Transfer

(a)	During the term of this Agreement, JED agrees to deliver to Enterra on completion of any of the JED Services or such earlier date as appropriate or as Enterra may request, (i) all original records and documents and computer files (collectively, the “Enterra Records”) in relation to the provision of such JED Services; and (ii) any notices, payments, invoices or other material (collectively, the “Enterra Material”) that JED receives hereunder in relation to Enterra. JED acknowledges that it shall hold any such Enterra Records in trust for the benefit of this Agreement, until delivered to Enterra or as it may direct.

(b)	On termination of the term of this Agreement, or earlier at the direction of Enterra, JED agrees to forthwith deliver to Enterra, or as it may direct, the Enterra Records not previously delivered by JED during the term of this Agreement.

(c)	On termination of the term of this Agreement, JED shall cooperate with Enterra, in providing to applicable third parties all necessary documentation to evidence that such third parties should deal directly with Enterra, and not JED, in relation to the affairs of Enterra.

2.4	Exercise of Powers and Discharge of Duties by JED

JED will exercise its powers and discharge its duties under this Agreement honestly, in good faith and in the best interests of Enterra, and in connection therewith will apply the degree of care, diligence and skill that a reasonably prudent and qualified Person would apply in managing and administering oil and gas properties in the area where they are located and, in particular, but without limitation, shall:

(a)	not commingle monies of Enterra with the monies of JED or of any other entity;

(b)	hold and maintain the registrations necessary for the conduct of Enterra’s business and continue to have such licenses and permits necessary to exploit the business of Enterra in all jurisdictions where the activities of Enterra require such licensing or other form of registration; and

(c)	instruct its employees and agents to devote to the conduct of the affairs of Enterra such time as may be reasonably required for the proper management of the affairs of Enterra.

2.5	Engagement of Enterra by JED

JED hereby engages, appoints and grants authority to Enterra to provide the Enterra Services and Enterra hereby accepts such engagement, appointment and authority, all subject to the terms and conditions of this Agreement.

2.6	Enterra Services

Throughout the term of this Agreement, and subject to the direction of JED executive officers, Enterra shall provide to JED:

(a)	office space under the lease currently held by Enterra until the termination of such lease; and

(b)	all business machines, software, equipment and office supplies currently owned or leased by Enterra as required by the JED Group for operations, until such machines, software and equipment are replaced or their leases terminated and until such office supplies are used up.

2.7	Exercise of Powers and Discharge of Duties by Enterra

Enterra will exercise its powers and discharge its duties under this Agreement honestly, in good faith and in the best interests of JED, and in connection therewith will apply the degree of care, diligence and skill that a reasonably prudent and qualified Person would apply in providing office space, business machines, software, equipment and office supplies.

2.8	Delegation

Each Party may contract with any Person to carry out any of its duties hereunder and may delegate to such Person any power and authority of such Party hereunder, but no such contract or delegation will relieve such Party of any of its obligations hereunder.

2.9	Employees

JED shall be solely responsible for the provision of all staff, employees, consultants and other head office personnel (collectively, the “Personnel”) which it deems necessary to fulfil its obligations under this Agreement to provide the JED Services and shall be solely responsible for payment of all salaries, benefits and expenses of its Personnel, including but not limited to all assessments such as income tax, employment insurance premiums, Canada Pension Plan contributions, provincial health care contributions and Workers’ Compensation contributions and assessments. JED shall be solely responsible for the number and selection of Personnel and for the hours of service performed by Personnel and the compensation provided for such services.

2.10	Emergencies

In an emergency, JED may take whatever action it deems necessary in respect of the affected Enterra Assets to protect life, property and the natural environment. The action will be at the risk, cost and expense of the applicable member of the Enterra Group. JED will promptly notify Enterra of any such emergency and any action taken in connection therewith.

ARTICLE 3
FEES AND EXPENSES

3.1	Month-End Information

Enterra shall, within fifteen (15) days of the end of each Month during the term of this Agreement, provide to JED all back-up information to allow JED to calculate the following for such Month:

(a)	the General and Administrative Expenses;

(b)	the Enterra Capital Expenditures;

(c)	the Enterra Financing Costs;

(d)	the Enterra Production; and

(e)	the Enterra Acquisition Costs.

3.2	Consideration for Enterra Services

The consideration payable by JED for the Enterra Services for any period shall be JED’s Pro Rata Share of Enterra’s actual costs of the JED Services provided for such period; or such other amount as the parties may mutually agree.

3.3	Consideration for JED Services

The consideration payable by Enterra for the JED Services for any period shall be the total for such period of the:

(a)	Enterra Acquisition Costs;

(b)	Enterra Financing Costs;

(c)	Enterra Capital Expenditures; and

(d)	Enterra’s Pro Rata Share of the General and Administrative Expenses;

or such other amount as the parties may mutually agree.

3.4	Invoices

JED shall provide monthly invoices to Enterra for the fees and costs of the JED Services and Enterra shall provide monthly invoices to JED for the fees and costs of the Enterra Services. Enterra shall reimburse JED within fifteen (15) days of receipt of an invoice, and amounts owing by JED to Enterra may be offset against such payments. Alajd

3.5	Overdue Accounts

Any amounts due hereunder not paid by a Party within thirty (30) days after receipt of the invoice will accrue interest on the amount owing at an annual rate equal to the prime lending rate announced by the main branch of Alberta Treasury Branches in Calgary, Alberta as being its reference rate then in effect for determining interest rates on commercial loans made by it in Canada plus two (2%) percent per annum, compounded monthly from the date of receipt of the invoice until paid.

ARTICLE 4
AUDIT PROVISION

4.1	Records and Accounts

Each Party will maintain complete books, records and accounts with respect to all facets of the JED Services and Enterra Services provided hereunder. All financial records shall be prepared in accordance with generally accepted accounting principles and in the detail required to verify all records and accounts.

4.2	Audit Rights

Each Party has the right to audit, at its own expense, the records and accounts of the other Party related to the services provided by the other Party:

(a)	during reasonable business hours and on advance written notice to the other Party; and

(b)	for up to twenty-four (24) months from the end of the calendar year to which the records and accounts relate.

4.3	Audit Claims

Any claims of discrepancies will be made in writing to the other Party within two (2) months of completion of the audit.

4.4	Audit Responses

A Party receiving an audit claim pursuant to Section 4.3 will respond in writing to such claim within two (2) months of receipt thereof.

ARTICLE 5
CONFIDENTIALITY

5.1	Agreement

Except as otherwise provided in this Article 5, the Parties agree that:

(a)	Confidential Information shall be treated and held as strictly confidential by each Party, for the sole use of the Parties and their respective Affiliates who agree to be, bound by the terms of this Section 5.1 regarding Confidential Information received until the expiry of the confidentiality period hereunder or such earlier date as may be agreed to in writing by the Parties; and

(b)	Confidential Information remains the property of the disclosing Party and is to be kept in strict confidence by the receiving Party and will not, except as otherwise provided in this Section 5.1 or with the consent of the contributing Party, be disclosed, in whole or in part, to any third party; however the receiving Party may use Confidential Information for the purposes of providing services pursuant to this Agreement.

5.2	Obligations

The confidentiality obligations contained in this Article 5 shall not apply to any Confidential Information which:

(a)	at the time of disclosure, was in the public domain;

(b)	after disclosure, entered the public domain other than through a disclosure by the recipient that is not permitted by this Article 5;

(c)	prior to disclosure hereunder, was already in the possession of the recipient who did not acquire such information, directly or indirectly under obligation of confidentiality;

(d)	after disclosure, is disclosed to the recipient by a third party, without obligation of confidentiality and which third party did not acquire such information directly or indirectly, under an obligation of confidentiality; or

(e)	is required to be disclosed under valid law, including securities legislation and the requirements of any stock exchange upon which the securities of any Party or the Trust is listed or traded in which event the Party subject to the requirement will, except to the extent that the requirement is limited to Confidential Information disclosed by that Party:

(i)	provide the other Party with immediate written notice thereof so that the other Party may seek a protective order or other appropriate remedy; and

(ii)	will furnish only that portion of the Confidential Information which it believes to be legally required and will exercise all reasonable efforts to obtain reliable assurance that confidential treatment, if available, will be accorded the Confidential Information.

5.3	Disclosure

Notwithstanding the foregoing, JED may disclose the Confidential Information to its Affiliates and their respective directors, officers, employees, consultants, or contractors who need to know for the purposes of providing the JED Services, provided that JED shall be responsible to Enterra for such recipient’s compliance with the terms of this Article 5.

5.4	Obligations

The confidentiality obligations under this Article 5 shall survive any termination of this Agreement for a period of two (2) years unless otherwise provided in any written agreement between the Parties.

ARTICLE 6
INDEPENDENT CONTRACTORS

6.1	Status of the Parties

Nothing herein contained shall be read or construed so as to make the Parties partners, joint venture partners, agents or legal representatives of the other for any purpose whatsoever, nor shall anything herein contained be read or construed to in any way restrict the freedom of any Party to conduct any business or activity whatsoever, free of any accountability to the other Party, provided that such business or activity does not breach or result in a default of that Party’s duties and obligations hereunder. Unless expressly provided in this Agreement to the contrary or unless so agreed to in writing, no Party shall have the express or implied authority to act for, or to assume or create any obligation or responsibility on behalf of the other Party or in the name of the other Party or to bind the other Party in any manner or thing whatsoever.

6.2	Other Activities of JED and Enterra

Each Party acknowledges the existence of the other Party as an independent company with a duty of care to its shareholders. Further, each Party acknowledges that the other Party or its Affiliates or associates are engaged in or may become engaged in a variety of other businesses and competing oil and gas activities and operations. Each Party acknowledges and consents to any and all such activities and, subject to the confidentiality requirements set forth in Article 5 and to the terms of any other agreement entered into between the parties, agrees that:

(a)	nothing herein shall prevent either Party or any of its Affiliates or associates or any of their respective officers, directors or employees from having other business interests, even though such business interests may be similar to or competitive with those of the other Party or its subsidiaries;

(b)	neither Party nor its Affiliates and associates shall be obligated to offer any business opportunities to the other Party; and

(c)	each Party and its Affiliates and associates and their respective directors, officers and employees shall have the right independently to engage in and receive the full benefits from business activities whether or not similar to or competitive with the business of the other Party, without consulting the other Party.

ARTICLE 7
LIABILITY AND INDEMNIFICATION

7.1	Indemnity of Enterra Group

JED hereby indemnifies and holds harmless each member of the Enterra Group, their respective officers, directors, shareholders, employees and agents for any costs, damages, liabilities or loss suffered or incurred by any such Person by reason of acts, omissions or alleged acts or omissions arising out of the provision of JED Services, but only if the acts, omissions or the alleged acts or omissions on which the actual or threatened action, proceeding or claim are based were not performed or omitted fraudulently or in bad faith and are not attributable to the fraud, bad faith, wilful misfeasance or gross negligence in the performance of the obligations or reckless disregard of such obligations by such member of the Enterra Group, its officers, directors, shareholders, employees or agents.

7.2	Indemnity of JED Group

Enterra hereby indemnifies and holds harmless each member of the JED Group, their respective officers, directors, shareholders, employees and agents, from and against any costs, damages, liabilities or loss suffered or incurred by JED, its officers, directors, shareholders, employees and agents by reason of acts, omissions or alleged acts or omissions arising out of the provisions of Enterra Services, but only if the acts, omissions or the alleged acts or omissions on which the actual or threatened action, proceeding or claim are based were not performed or omitted fraudulently or in bad faith and are not attributable to the fraud, bad faith, wilful misfeasance or gross negligence in the performance of the obligations or reckless disregard of such obligations by such member of the JED Group, its officers, directors, shareholders, employees or agents.

7.3	Limitation of Liability

Notwithstanding anything else contained in this Agreement, neither Party, its officers, directors, shareholders, employees or agents shall be liable, responsible or accountable in damages or otherwise to the other Party for any act or omission taken on behalf of the other Party within the scope of the authority conferred on such Party by this Agreement or by law, unless the act or omission was performed or omitted fraudulently or in bad faith or constituted wilful misfeasance or gross negligence in the performance of such Party’s obligations under this Agreement or Applicable Laws or as a result of the reckless disregard by such Party of such obligations.

7.4	Further Limitations

Notwithstanding anything else contained herein, and notwithstanding any Applicable Laws or rule of equity to the contrary:

(a)	neither Party is liable for any indirect or consequential damages, including loss of profits or loss of anticipated profits, however arising and sustained by the other Party in the performance, purported performance or non-performance of this Agreement; and

(b)	each Party shall be obligated to use reasonable efforts to mitigate any liability, loss, costs, claims or damages sustained by it in connection with any matter for which the other Party may have liability to it.

7.5	Extension of Time under Limitations Act

(a)	The two (2) year period for seeking a remedial order under section 3(1)(a) of the Limitations Act (Alberta) as amended from time to time, for any claim (as defined in that Act) arising in connection with this Agreement and disclosed by an audit hereunder is extended to one (1) year after the time this Agreement permits that such audit may be performed.

ARTICLE 8
TERM AND TERMINATION

8.1	Term

(a)	This Agreement will commence on the Effective Date and will continue in full force and effect until terminated in accordance with the provisions of this Agreement.

(b)	Each Party will be responsible for any obligations it incurs during the term of this Agreement.

8.2	Termination

(a)	This Agreement shall be terminable by the mutual agreement of the parties or by either Party upon the provision of six (6) Months written notice to the other Party.

(b)	This Agreement shall be immediately terminable by written notice from one Party to the other Party, in the event that:

(i)	the other Party is in material breach of the terms of this Agreement and fails to remedy such breach within thirty (30) days of receiving notice thereof;

(ii)	one Party institutes proceedings for it to be adjudicated a voluntary bankrupt, or consents to the filing of a bankruptcy proceeding against it;

(iii)	the other Party files a petition or answer or consent seeking reorganization, readjustment, arrangement, composition or similar relief under any bankruptcy law;

(iv)	the other Party consents to the appointment of a receiver, liquidator, trustee or assignee in bankruptcy;

(v)	the other Party makes an assignment for the benefit of its creditors generally;

(vi)	a court having jurisdiction enters a decree or order adjudging the other Party a bankrupt or insolvent or for the appointment of a receiver, trustee or assignee in bankruptcy;

(vii)	any proceeding with respect to the other Party is commenced under the Bankruptcy and Insolvency Act (Canada) or the Companies’ Creditors’ Arrangement Act (Canada) or similar legislation relating to a compromise or arrangement with creditors or claimants; or

(viii)	either the common shareholders of Enterra or the unit holders of the Trust receive a “take-over bid” as defined in the Securities Act (Alberta) R.S.A.

2000 c. S-4 as amended, or any successor legislation pursuant to which the “offeror” as a result of such take-over bid, if successful, would beneficially own in excess of 50% of the common shares or units, as applicable, and which take-over bid is supported by a majority of the directors of Enterra.

ARTICLE 9
GENERAL

9.1	Force Majeure

The obligations of either Party will be suspended by written notice from one Party to the other and for so long as the performance of the obligations are prevented or hindered, in whole or in part, by reason of strikes, acts of God or the Queen’s enemies, provincial, federal or municipal regulations, or for any other cause beyond the reasonable control of the Party, except lack of funds. Performance will be resumed within a reasonable time after the cause has been removed. A Party is not required to settle any labour dispute against its will.

9.2	Communications

All notices and other communications given in connection with this Agreement shall be in writing, and the respective addresses of the Parties for the service of any such notices or other communications shall be as follows:

JED:	JED Oil Inc.
2600, 500 – 4th Avenue S.W.
Calgary, Alberta T2P 2V6

Attention: President

Enterra:	Enterra Energy Corp.
2600, 500 – 4th Avenue S.W.
Calgary, Alberta T2P 2V6

Attention: President

All notices and communications given in connection with this Agreement shall be sufficiently given if addressed as aforesaid and delivered by hand to the intended recipient’s address for service as set forth above. Any notice so given shall be deemed to have been given and received on the first Business Day on which it is presented during normal business hours at the address for service of the addressee thereof. A Party may change its address for service by giving written notice thereof to the other Party.

The parties hereto agree to execute and deliver to each other such further instruments and other written assurances and to do or cause to be done such further acts or things as any of the parties may reasonably request in order to carry out the provisions of this Agreement.

9.3	Reliance

In carrying out its duties hereunder, each of the parties hereto shall be entitled to rely on:

(a)	statements of fact of other Persons who are considered by such Party, acting reasonably, to be knowledgeable of such facts; and

(b)	the opinion or advice of or information from any solicitor, auditor, valuer, engineer, surveyor, appraiser or other expert; and may employ such experts as may be necessary for the proper discharge or its duties.

9.4	Assignment

Neither Party shall be entitled to assign any rights or obligations under or in respect of this Agreement, without prior written consent of the other Party hereto which may be withheld for any reason.

9.5	Enurement and Change of Control

This Agreement shall enure to the benefit of and be binding upon the Parties and their respective successors. The Agreement shall not be affected by a change of control of either Party except as provided in Section 8.2(viii) or as otherwise mutually agreed to by the Parties.

9.6	Governing Law

This Agreement shall be governed by and construed in accordance with the laws of the Province of Alberta, and each of the Parties submits to the jurisdiction of the courts of the Province of Alberta for the interpretation and enforcement hereof.

9.7	Severability

In case any one or more of the provisions contained in this Agreement should be invalid, illegal or unenforceable in any respect, the validity, legality and enforceability of the remaining provisions contained in this Agreement shall not in any way be affected or impaired thereby, and any such invalid, illegal or unenforceable provision shall be deemed to be severable, and the remainder of the provisions of this Agreement shall nevertheless remain in full force and effect.

9.8	Counterpart Execution

This Agreement may be executed in separate counterparts, and the executed counterparts shall together constitute one instrument and have the same force and effect as if all of the Parties had executed the same instrument.

     IN WITNESS WHEREOF the Parties have executed and delivered this Agreement as of the date first above written.

	JED OIL INC.		ENTERRA ENERGY CORP.

Per:		Per:

Per:		Per: